United States securities and exchange commission logo





                               December 1, 2022

       Ruowen Li
       Chief Executive Officer
       Qilun Group Inc.
       Room 2201, Modern International Building, No. 3038
       Jintian Road, Gangxia Community, Futian Street
       Futian District, Shenzhen City, Guangdong Province
       People   s Republic of China

                                                        Re: Qilun Group Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted November
4, 2022
                                                            CIK No. 0001951378

       Dear Ruowen Li:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. Please refer to the prospectus cover page. We note your ordinary shares are not listed or quoted on an existing
public trading market. Please note that an at-the-market resale offering under Rule 415
is not available for registrants with no existing public trading market. Accordingly,
please revise to clarify that the selling stockholders will sell at a fixed price until your
ordinary shares are listed or quoted on an existing public trading market, such as the
OTCQB, OTCQX or OTCBB, and thereafter at prevailing market
                                                        prices or privately
negotiated prices. Please also disclose the fixed price and clarify in one
 Ruowen Li
FirstName LastNameRuowen   Li
Qilun Group  Inc.
Comapany1,
December  NameQilun
             2022     Group Inc.
December
Page 2    1, 2022 Page 2
FirstName LastName
         of the first paragraphs that the company currently has no existing public trading market and whether the offering is contingent upon obtaining a listing or quotation on an existing public trading market.
2. Please revise the seventh paragraph of the prospectus cover page to capture the risk that
         Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which you operate.
3. Please revise the prospectus cover page to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau.
4. We note your disclosure on pages 4 and 18 that all of your operations are in China.
         However, you also state at several points in the prospectus that you have an operating subsidiary in Hong Kong. Please clarify the geographic scope of your operations and make conforming disclosures accordingly.
5. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
6. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or Hong Kong or a
         PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. On the prospectus cover page, provide cross-references to these other discussions.
7. Please revise the prospectus cover page to include the Commission Legend required by
         Item 501(b)(7) of Regulation S-K.
8. Please revise the prospectus cover page to include the date of prospectus. Refer to Item
         501(b)(9) of Regulation S-K.
Our Products and Services, page 1

9. We note your disclosure on pages 1 and 49 that you sell books published by third-party publishers to retail customers. To the extent your business is materially dependent on such third-party publishers, please identify such third-party publishers and include risk factor disclosure to address your reliance on such third-party publishers.
Prospectus Summary, page 1

10. Please revise to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are
 Ruowen Li
Qilun Group Inc.
December 1, 2022
Page 3
         covered by permissions requirements from the China Securities Regulatory Commission
         (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. To the extent you are relaying on an opinion of counsel, then counsel should be named and a consent of counsel filed as an exhibit.
         Lastly, please revise the permissions and approvals disclosures on the prospectus cover page to align with the above guidance. In this regard, we note the disclosure is presented from the passive perspective versus affirmatively addressing that the company has received all requisite permissions and approvals.
Our Strengths, page 2

11. Please disclose the basis for your statement here and on page 50 that you have formed a
            large and loyal fan community    or state that it is management   s
belief.
Risk Factor Summary, page 3

12. Please revise your disclosure to ensure that each summary risk factor in the "Risks Related to Doing Business in China" section has a cross-reference to the relevant individual detailed risk factor including the specific heading and page number. Cash Transfers and Dividend Distributions, page 6

13. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Additionally, provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
The Offering, page 8

14. We note your disclosure here that you intend to apply to quote your securities on the
       OTCQB. However, you state on the prospectus cover page that you intend to seek
FirstName LastNameRuowen Li
       quotation of your shares on the OTC Markets, OTCQX, or OTCQB Venture. Please
Comapany    NameQilun
       revise           Group to
              your disclosures Inc.
                                 consistently reflect which OTC market you wish
to seek
       quotation
December         on.Page 3
           1, 2022
FirstName LastName
 Ruowen Li
FirstName LastNameRuowen   Li
Qilun Group  Inc.
Comapany1,
December  NameQilun
             2022     Group Inc.
December
Page 4    1, 2022 Page 4
FirstName LastName
"The ongoing global coronavirus COVID-19 outbreak had caused . . .", page 14

15. Please expand your disclosure to discuss the material effects that COVID-19 has had on the demand for your products and operating results. Specifically, please revise these sections, to the extent possible, to expand and quantify your disclosure and the associated
         impacts. As examples only, quantify the    affected demand for [y]our
products    and the
         impact of the downturn on your operating results.
16. Disclose whether your results of operations were affected by supply chain disruptions related to COVID-19. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. As a related matter, discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any, related to delays in the global supply chain. Explain whether you have undertaken any mitigation efforts and if they introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
"We have engaged in transactions with related parties . . .", page 14

17. Considering Shenzhen Yuanheng Culture and Art Creative Co., Ltd. is 50% owned by
         Ruowen Li, your Chief Executive Officer, discuss in greater detail the nature and scope of the related-party transactions.

18. Disclose the material terms of the agreements you have with Shenzhen Yuanheng Culture and Art Creative Co., Ltd in the Related Party Transactions section on page 68.
         Additionally, please file the agreements as exhibits to your registration statement, or tell us why you believe you are not required to do so. Refer to Item 601(b)(10)(ii)(A) of
         Regulation S-K.
Risks Related to Doing Business in China, page 18

19. Please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting your operating structure do not comply with
         PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert control over the assets of your PRC subsidiaries.
 Ruowen Li
FirstName LastNameRuowen   Li
Qilun Group  Inc.
Comapany1,
December  NameQilun
             2022     Group Inc.
December
Page 5    1, 2022 Page 5
FirstName LastName
Related Party Transactions, page 68

20. We note your disclosure in this section that Mr. Li has provided the company with a loan.
         We also note that your audited balance sheet shows large amounts due to related parties.
         Please revise this section to discuss in greater detail all related-party loans and any material terms related to such loans. In this regard, we note footnote 6 to your audited financial statements disclosure that certain amounts are due upon demand. Please clarify and, if applicable, add a risk factor related to these related-party loans and their repayment terms.
21. We note that footnote 6 to your audited financial statements discloses a number of other related-party transactions related to sales and purchases. Please revise this section to discuss and disclose such transactions.
Experts, page 81

22. We note your disclosure that the report of Assentsure PAC includes an explanatory paragraph referring to substantial doubt that exists regarding the ability of the company to continue as a going concern. However, there is no such paragraph in the report included on page F-2. Clarify whether your auditor has expressed substantial doubt about your ability to continue as a going concern. Please reconcile this discrepancy. To the extent applicable, please revise the prospectus summary and add a risk factor discussing the fact that your auditor has expressed substantial doubt about your ability to continue as a going concern.
Where you can Find Additional Information, page 82

23. State that the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http://www.sec.gov). Disclose your Internet address, if available. Refer to Item 4.e of Form F-1.
Consolidated Financial Statements, page F-1

24. Please disclose all related party amounts on the faces of your balance sheets, statements of operations and comprehensive income and statements of cash flows. Refer to Rule 4-
         08(k) of Regulation S-X.
25. Please update your financial statements and corresponding financial information throughout the filing to comply with Item 8.A.5 of Form 20-F.
Report of Independent Registered Public Accounting Firm, page F-2

26. Please amend your filing to also include an audit report for the fiscal year ended
         December 31, 2020 financial statements. Refer to Item 8.A.2 of Form 20-F and the related Instructions.
 Ruowen Li
FirstName LastNameRuowen   Li
Qilun Group  Inc.
Comapany1,
December  NameQilun
             2022     Group Inc.
December
Page 6    1, 2022 Page 6
FirstName LastName
General

27. We note that the company is a Cayman Islands company and that the Legal Matters section on page 81 contemplates a legal opinion from Cayman Islands counsel regarding the offered ordinary shares. Please revise the Exhibits Index to indicate that a local counsel opinion will be provided or advise.
28. Please identify PRC legal counsel throughout the prospectus and file the consent of your
         PRC legal counsel as an exhibit.
        You may contact Aamira Chaudhry at (202) 551-3389 or Rufus Decker at
(202) 551-
3769 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at (202) 551-6022 or Donald Field at (202) 551-3680 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Mark Crone